                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                          Pursuant to Section 15 (d)

                    of the Securities Exchange Act of 1934

                     for the year ended December 31, 2000

                              TRUMP SAVINGS PLAN
                           (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
         (Name of Issuer of the securities held pursuant to the Plan)


                                1000 Boardwalk
                        Atlantic City, New Jersey 08401
                    (Address of principal executive office)

TRUMP SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

INDEX


                                                                          Page
                                                                          ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits as of December 31,
       2000 and 1999                                                        2
     Statement of Changes in Net Assets Available for Benefits for
       the Year Ended December 31, 2000                                     3

NOTES TO FINANCIAL STATEMENTS                                              4-8

SUPPLEMENTAL SCHEDULE:
     I -- Schedule of Assets Held for Investment Purposes as of December
      31, 2000                                                              9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the Trump Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Trump Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              ARTHUR ANDERSEN LLP



Roseland, New Jersey
June 4, 2001

TRUMP SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999



                                                           2000              1999
                                                       ------------      ------------
ASSETS
  Investments                                          $ 76,410,029      $ 77,989,517
                                                       ------------      ------------
RECEIVABLES:
  Employer contribution                                      51,930                -
  Participant contributions                                 233,881           141,821
                                                       ------------      ------------
         Total receivables                                  285,811           141,821
                                                       ------------      ------------

ACCRUED DIVIDENDS                                           526,246                -

OTHER                                                       281,587           598,641
                                                       ------------      ------------
         Net assets available for benefits             $ 77,503,673      $ 78,729,979
                                                       ============      ============

      The accompanying notes to financial statements are an integral part of these statements.

TRUMP SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
  Additions to net assets attributed to-
    Investment income-
       Interest income                                            $    669,315

       Dividend income                                               3,924,460
                                                                  ------------
                                                                     4,593,775
    Contributions-                                                ------------
       Participant                                                   6,509,403
       Employer, net of forfeitures                                  1,874,621
       Rollover                                                        239,773
       Transfers from related plans                                    236,303
                                                                  ------------
                                                                     8,860,100
                                                                  ------------
           Total additions                                          13,453,875
                                                                  ------------

    Deductions-
       Deductions from net assets attributed to-
         Net depreciation in fair value of investments               7,787,752
         Benefits paid to participants                               6,809,519

         Administrative expenses                                        82,910
                                                                  ------------
           Total deductions                                         14,680,181
                                                                  ------------
           Net decrease                                             (1,226,306)
                                                                  ------------
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 78,729,979
                                                                  ------------
  End of year                                                     $ 77,503,673
                                                                  ============

        The accompanying notes to financial statements are an integral part of this statement.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     ----------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Plaza Associates (the "Plan Sponsor"), Trump Casino Services, L.L.C. and Trump Indiana Inc. (collectively the "Companies"). The Companies pay all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. The Companies costs represent trustee fees and professional services and amounted to approximately $46,000 in 2000.

Investments
-----------

The investments included in the statements of net assets available for benefits are stated at market value. Market value is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

2.   PLAN DESCRIPTION
     ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

   Participants
   ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 2000 limit was $10,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

   Plan Sponsor
   ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined. Plan Sponsor contributions are allocated between funds as determined by the employee.

   Participant Rollovers
   ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 2000 or 1999.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

            Years of Continuous Service            Percentage Vested
          -------------------------------         ----------------------

                Less than two years                  0%
                Two years                           25%
                Three years                         50%
                Four years                          75%
                Five years or more                 100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 2000, $133,776 was used to reduce Plan Sponsor contributions. As of December 31, 2000 and 1999, $156,000 and $121,000 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 2000 had interest rates ranging from 7.00% to 10.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

3.   INVESTMENTS
     -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows-

                                                                            December 31,
                                                                        2000            1999
                                                                     ----------     -----------
       Chicago Trust Stated Principal Value Investment Fund         $ 8,696,219     $ 9,007,412
       Massachusetts Investors Trust Fund                             9,414,212      10,712,847
       Oppenheimer Quest Opportunity Value Fund                       3,989,129       5,153,831
       Montag and Caldwell Growth Fund                               12,899,960      16,682,538
       Templeton Foreign Fund                                         4,416,322       5,057,337
       Davis New York Venture Fund                                    5,181,847       1,907,755
       Franklin Small Cap Growth Fund                                 5,646,479       2,608,361
       Franklin California Growth Fund                                6,053,405               -
       Montag and Caldwell Balanced Fund                              5,362,384         111,548
       AIM Constellation Fund                                                 -       4,613,252
       Oppenheimer Quest Capital Fund                                         -       6,093,030

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,787,752 as follows-

       Mutual Funds                                                $ (7,182,520)
       Common Stock                                                    (605,232)
                                                                   ------------
                                                                   $ (7,787,752)
                                                                   ============
4.   TAX STATUS
     ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.   PLAN TERMINATION
     ----------------

Effective September 3, 1999, the Plan was formed by the merger of the Trump Plaza Hotel & Casino Savings Plan and Trump Indiana Savings Plan into the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan was renamed the Trump Savings Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

6.   RELATED PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 2000 and 1999, the Plan holds Common Stock, with a market value of $821,885 and $1,345,410, respectively. During the year ended December 31, 2000, Common Stock was acquired at a cost of $770,506; and Common Stock was sold with an original cost basis of $925,197.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. During 2000, net transfers from related plans amounted to $236,303.

TRUMP SAVINGS PLAN                                                    SCHEDULE I

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001

       (b) Identity of issue,         (c) Description of investment including maturity date,
        borrower, lessor or                       rate of interest, collateral,                          (d) Market
(a)       similar party                              par or maturity value                                 Value
---   ------------------------   -----------------------------------------------------------------       -----------
*     The Chicago Trust          Stated Principal Value Investment Trust Fund, Money Market Funds,
         Company                   4,386,934 units of participation                                      $ 8,696,220
                                                                                                         -----------
      MFS Funds                  Massachusetts Investors Trust Fund, Equity Securities, 470,240
                                   units of participation                                                  9,414,211
      Oppenheimer                Oppenheimer Quest Opportunity Value Fund, Equity and Debt
                                   Securities, 118,057 units of participation                              3,989,130
      Montag                     Montag & Caldwell Growth Fund, Equity Securities, 463,527 units
                                   of participation                                                       12,899,960
      Templeton Funds, Inc.      Templeton Foreign Fund, Equity Securities, 427,110 units of
                                   participation                                                           4,416,322
      Davis Funds, Inc.          Davis New York Venture Fund, Equity Securities, 180,301 units of
                                   participation                                                           5,181,847
      Franklin Funds, Inc.       Franklin Small Cap Growth Fund, Equity Securities, 143,567 units of
                                   participation                                                           5,646,479
      Montag                     Montag & Caldwell Balanced Fund, Equity and Debt Securities,
                                   292,069 units of participation                                          5,362,385
      Pimco Funds                Pimco Total Return Fund, Equity and Debt Securities, 14,562 units
                                   of participation                                                          151,303
      Vanguard Funds             Vanguard Index 500 Fund, Equity Securities, 25,082 units of
                                   participation                                                           3,027,889
      Oppenheimer                Oppenheimer Global Growth and Income Fund, Equity and Debt
                                   Securities, 60,394 units of participation                               1,633,056
      Franklin Funds, Inc.       Franklin California Growth Fund, Equity Securities, 146,324 units
                                   of participation                                                        6,053,404
      Pilgrim                    Pilgrim International Small Cap Growth Fund, Equity Securities,
                                   12,381 units of participation                                             386,407
*     The Chicago Trust          Trump Technology Fund, Equity Securities, 222,578 units of
         Company                   participation                                                             715,356
                                                                                                         -----------
                    Total investment in mutual funds                                                      58,877,749
                                                                                                         -----------

**    Trump Hotels & Casino      Trump Hotels & Casino Resorts, Inc. Common Stock, 438,339 shares            821,885
         Resorts, Inc.                                                                                   -----------

      Participants' Loans        Interest rates ranging from 7.00% to 10.50% and maturities ranging
                                   from 2001 through 2015                                                  8,014,175
                                                                                                         -----------
                                                                                                         $76,410,029
                                                                                                         ===========

* Denotes party-in-interest
**Denotes related party

        The accompanying notes to financial statements are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Trump Hotels & Casino Resorts, Inc. previously filed Form S-8 Registration Statement No. 333-2201.


Roseland, New Jersey
June 26, 2001